HAOXIN HOLDINGS LIMITED

March 27, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Liz Packebusch

Re:	Haoxin Holdings Limited
Registration Statement on Form F-1, as amended (File No. 333-269681)
Request for Acceleration of Effectiveness

Dear Ms. Packebusch:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Haoxin Holdings Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on March 31, 2025, or as soon thereafter as practicable.

Very truly yours,

Haoxin Holdings Limited

By:	/s/ Zhengjun Tao
Name:	Zhengjun Tao
Title:	Chief Executive Officer, Director and Chairman

cc:	Jason Ye, Esq.
Ortoli Rosenstadt LLP